Exhibit 99.2

Lianhe Sowell International Group Ltd

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on March 25, 2026

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

1.	It is resolved, as an ordinary resolution, that

A.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date of the Board may determine (the “Effective Date”):

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated , at any one time or multiple times during a period of up to two (2) years of the date of the Meeting held on 25 March 2026, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Share Consolidations”, and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 3,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(b)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(c)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

B.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

___ FOR	___ AGAINST	___ ABSTAIN

2.	It is resolved, as a special resolution, that subject to and immediately following a Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Share Consolidation (if and to the extent effected).

___ FOR	___ AGAINST	___ ABSTAIN

3.	It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of Lianhe Sowell International Group Ltd

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: